As filed with the Securities and Exchange Commission on March 7, 2012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Subject Company (Issuer))

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Mark Vannoy

Morgan Creek Global Equity Long/Short Institutional Fund

301 West Barbee Chapel Road

Chapel Hill, North Carolina 27517

(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Bibb L. Strench, Esquire

Seward & Kissel LLP

1200 G Street, N.W., Suite 350

Washington, D.C. 20005

Calculation of Filing Fee

Transaction Value: $10,072(a)	Amount of Filing Fee: $1.15(b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #3 for Fiscal Year 2012, the filing fee is calculated as the Transaction Valuation multiplied by 0.00011460.

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[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $
Form or Registration No.:
Filing Party:
Date Filed:
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

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Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Morgan Creek Global Equity Long/Short Institutional Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof in an amount up to 10% of the Fund’s net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated March 7, 2012 and the related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer").

The Fund is structured as a “feeder” fund and invests all its assets in Global Equity Long/Short Master Fund (“Master Fund”). All portfolio investments are made at the Master level. This structure is sometimes called a “master/feeder” structure. The Master’s other feeder funds, which consist of an offshore fund, which transferred its assets to the Fund and Morgan Creek Global Equity Long Short Fund, which are registered closed-end investment companies (collectively, the “Feeder Funds”), are simultaneously tendering for their own shares.

The Fund is tendering for its own Shares. As the Fund invests substantially all of its assets in shares of Global Equity Long/Short Master Fund, a Delaware statutory trust (the “Master Fund”), the Fund’s offer to purchase Shares is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Master Fund is offering to purchase Master Fund shares in an amount of up to 10% of the net assets of the Master Fund calculated as of June 30, 2012, and each Master Fund share tendered for purchase will be purchased at the net asset value per Master Fund share calculated as of such date.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4(a), 6 and 7 of this Schedule TO.

Item 2.  Issuer Information.

(a)           The name of the issuer is Morgan Creek Global Equity Long/Short Institutional Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company. The principal executive office of the Fund is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517, and the telephone number is (919) 933-4004.

(b)           The title of the securities that are the subject of the Offer is “Shares” or portions thereof in the Fund.  As of the close of business on December 31, 2011, the net asset value of the Fund was approximately $100,720 and the net asset value of each Share of the Fund was $1,007.21. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 10% of the net assets of the Fund that are tendered and not withdrawn by investors who subscribed for Shares and were admitted to the Fund (“Shareholders”) as described in the Offer.

(c)           There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Agreement and Declaration of Trust of the Fund dated as of August 23, 2010, and By-Laws of the Fund as of August 23, 2010 (the “Governing Documents”).

Item 3.  Identity and Background of Filing Person.

(a)           The name of the filing person is Morgan Creek Global Equity Long/Short Institutional Fund.  The Fund’s principal executive office is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517 and the telephone number is (919) 933-4004.  The adviser of the Fund is Morgan Creek Capital Management, LLC (the “Adviser”).  The principal executive office of the Adviser is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517 and the telephone number is (919) 933-4004.  The Fund’s Manager is Mark W. Yusko.  His address is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517. The members of the Board of Trustees of the Fund (“Board of Trustees”) are Mark W. Yusko, Michael Hennessy, William C. Blackman, Michael S. McDonald and Sean S. Moghavem. The address of each member of the Board of Trustees is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

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(b)-(d)     Not Applicable.

Item 4.  Terms of the Transaction.

(a)(1)

(i)           Subject to the conditions set out in the Offer, the Fund is seeking tenders for Shares having an aggregate net asset value on December 31, 2011 not to exceed $10,072.

(ii)           For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on March 31, 2012, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2012 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase Shares of Beneficial Interest. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit B and Exhibit C, respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)           The Offer is scheduled to expire on 12:00 midnight, Eastern Standard Time, on March 28, 2012, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)          Not applicable.

(v)           Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)          Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)         Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)        Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)           Reference is hereby made to the Cover Page and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)            Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)           Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)          Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

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(a)(2)       Not applicable.

(b)           The Fund does not expect affiliates of the Fund to tender to the Fund. The Offer is available equally to the Shareholders on the same terms.

(c)- (f)     Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

(a)-(e)     Not Applicable.

(f)           The Fund’s Prospectus dated October 3, 2011, as revised on November 14, 2011 and January 6, 2011 (the “Prospectus”), and the Governing Documents, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees of the Fund has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders four times each year, in March, June, September and December.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any person controlling the Fund or controlling the Adviser or any member of the Board of Trustees; and (ii) any person, with respect to Shares.

Item 6. Purposes of the Transaction and Plans and Proposals.

(a)           Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)           Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)           Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a private offering, from time to time, of its Shares. The Fund is a “feeder” fund and invests all its assets in the Master. The Feeder Funds have the same investment objective as the Master. All investments are made at the Master level. This structure is sometimes called a “master/feeder” structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund; or (7) any changes in the Fund’s Governing Documents or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7.       Source and Amount of Funds or Other Considerations.

(a)-(d)     Reference is hereby made to Section 6 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

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Item 8.  Interest in Securities of Issuer.

(a)           Based on December 31, 2011 values, the Adviser, owned approximately $100,720 of Shares, representing approximately 100% of the outstanding Shares.

(b)           Other than acceptance of subscriptions for Shares as of January 31, 2012 and February 29, 2012, [there have been no transactions involving Shares during the past 60 business days by the Fund, the Adviser or any person controlling the Fund or the Adviser.

Item 9.  Persons/Assets, Retained, Employees, Compensated or Used.

(a)           No persons have been employed or retained or are to be compensated by the Fund to make any solicitations or recommendations in connection with the Offer.

(b)           Not applicable.

Item 10.  Financial Statements.

(1)      Because the Fund has been offering Shares only since October 3, 2011, the Fund has not prepared and furnished to Shareholders financial statements pursuant to Rule 30e-1 under the 1940 Act and has not filed financial statements with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)        Not applicable.

(4)        The Fund does not have shares, and consequently does not have book value per share information.

(b)           The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

Item 11.  Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	The Offer to Purchase attached hereto as Exhibit B.

Item 12.  Exhibits.

A.	Cover Letter to the Offer to Purchase.

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B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholder in connection with the Fund's Acceptance of Tender of Shares.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

/s/ Mark W. Yusko
Name: Mark W. Yusko
Title:  President

Dated: March 7, 2012

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EXHIBIT INDEX

A.	Cover Letter to the Offer to Purchase.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholder in connection with the Fund's Acceptance of Tender of Shares.

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